Exhibit 10.4

CH2M HILL COMPANIES, LTD.

CHANGE OF CONTROL SEVERANCE AGREEMENT

This Change of Control Severance Agreement (the “Agreement”) is made and entered into by and between Lisa Glatch (“Executive”) and CH2M HILL Companies, Ltd. (the “Company”), effective as of the latest date set forth by the signatures of the parties hereto below (the “Effective Date”).

R E C I T A L S

A. The Board of Directors of the Company (the “Board”) recognizes that the possibility of an acquisition of the Company can be a distraction to Executive and can cause Executive to consider alternative employment opportunities. The Board has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication and objectivity of Executive, notwithstanding the possibility, threat or occurrence of such an event.

B. The Board believes that it is in the best interests of the Company and its stockholders to provide Executive with an incentive to continue Executive’s employment and to motivate Executive to maximize the value of the Company upon a Change of Control (as defined below) for the benefit of its stockholders.

C. The Board believes that it is imperative to provide Executive with severance benefits upon certain terminations of Executive’s service to the Company that enhance Executive’s financial security and provide incentive and encouragement to Executive to remain with the Company notwithstanding the possibility of such an event.

D. Unless otherwise defined herein, capitalized terms used in this Agreement are defined in Section 8 below.

The parties hereto agree as follows:

1. Term of Agreement. This Agreement shall become effective as of the Effective Date and terminate upon the earlier of (i) the date that all obligations of the parties hereto with respect to this Agreement have been satisfied or (ii) the third (3rd) anniversary of the Effective Date; provided, however, that if a Change of Control is consummated prior to the third (3rd) anniversary of the Effective Date, this Agreement will continue until the later of the second (2nd) anniversary of the consummation of the Change of Control or, with respect to terminations that occur prior to such second anniversary, the date all obligations hereunder have been satisfied (such date, the “Term End Date”). The parties hereto may mutually agree to renew this Agreement in writing signed by both parties on or prior to the Term End Date.

2. At-Will Employment. The Company and Executive acknowledge that Executive’s employment is and shall continue to be “at-will,” as defined under applicable law. If Executive’s employment terminates for any reason during a Change of Control Period, Executive shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement with respect to certain terminations of employment during a Change of Control Period. In the event Executive’s employment with the Company is terminated outside of a Change of Control Period, Executive shall be eligible for such benefits, if any, provided under any other policy, agreement or arrangement maintained by the Company that is applicable to Executive. For purposes of this Agreement, employment with the Company shall include employment with any subsidiary or successor in interest of the Company.

3. Covered Termination During a Change of Control Period. If Executive experiences a Covered Termination during a Change of Control Period, and if Executive delivers to the Company a general release of all claims against the Company and its affiliates in a form reasonably acceptable to the Company (a “Release of Claims”) that becomes effective and irrevocable within sixty (60) days, or such shorter period of time specified by the Company (such sixty day or shorter period, the “Release Consideration Period”), following such Covered Termination, then in addition to any accrued but unpaid salary, bonus, benefits, vacation and expense reimbursement payable in accordance with applicable law and subject to Executive continuing to abide by the terms of the Confidential Information Agreement (as defined below) and those restrictive covenants set forth in Section 11 below, the Company shall provide Executive with the following:

(a) Severance. Executive shall be entitled to receive an amount equal to the sum of (i) 2.99 times Executive’s highest annual base salary in effect during the twelve (12) month period immediately preceding the Termination Date and (ii) 2.99 times Executive’s target annual bonus assuming achievement of performance goals at target at the rate in effect immediately prior to the Termination Date, payable in a cash lump sum, less applicable withholdings, on the first payroll date following the date the Release of Claims becomes effective and irrevocable, provided, that if the Release Consideration Period spans two calendar years, such payment shall be made in the second such calendar year.

(b) Bonus and Incentive Payments. Executive shall be entitled to receive Executive’s annual bonus for the fiscal year immediately preceding the Termination Date (but only to the extent not yet paid to Executive prior to the Termination Date), as determined by the Board on or before the Termination Date or if no determination has been made, Executive’s target annual bonus assuming achievement of performance goals at target at the rate in effect immediately prior to the Termination Date, payable in a cash lump sum, less applicable withholdings, on the first payroll date following the date the Release of Claims becomes effective and irrevocable. If Executive is a participant in the Company’s Long Term Incentive Plan (or any similar bonus plan that may replace such plan in the future) (the “LTIP”) as of immediately prior to the Termination Date, Executive shall be entitled to receive (i) a pro rata portion of Executive’s bonus payouts under the LTIP for the open bonus periods that include the Termination Date year, calculated as provided in the LTIP, and (ii) Executive’s bonus payouts under the LTIP for the period that ends in the fiscal year immediately preceding the Termination Date, calculated as provided in the LTIP (but only to the extent such bonus payouts have not been paid to Executive prior to the Termination Date).

(c) Full Vesting in Retirement and Deferred Compensation Plans. If Executive participates in any retirement plan or deferred compensation plan sponsored by the Company as of immediately prior to the Termination Date, including, without limitation, the Company’s Amended and Restated Deferred Compensation and/or Executive Deferred Compensation Plan, Amended and Restated Employee Stock Option Plan, Amended and Restated Restricted Stock Option Plan, Amended and Restated Retirement and Tax-Deferred Savings Plan (401(k) Plan), and Supplemental Executive Retirement and Retention Plan, Executive shall be entitled to accelerated vesting of all benefits or balances under such plans (including any contributions by the Company to such plans) effective as of the Termination Date; provided that if full vesting in the Company’s retirement plans would violate applicable provisions of the plans or the Code, Executive will be paid in cash an amount equal to the amount forfeited by Executive in such retirement plans at the same time as the payments pursuant to Section 3(a) above. All such amounts shall be paid to Executive in accordance with the terms of the applicable plan document. Unless Executive agrees otherwise, the Company shall establish separate rabbi trusts or a separate structure within its existing rabbi trusts to fund the Company’s obligations to Executive with respect to such unpaid deferred compensation. With respect to the Company’s retirement plans, or successor’s equivalents, Executive will be paid in cash, at the same time as the payments pursuant to Section 3(a) are made, an amount equal to all Company contributions that would have been made by the Company during the entire Change of Control Period, assuming the Company paid the contributions at rates comparable to those in the two years preceding the Termination Date.

(d) Continued Benefits. The Company shall continue to provide (i) for a period equal to the period Executive would be entitled to continuation coverage under a group health plan of the Company under Code §4980B following the Termination Date but in no event after Executive’s attainment of age sixty-five (65), Executive (and Executive’s dependents if applicable) with the same level of medical, dental, benefits and (ii) through the end of the last day of the second taxable year of the Company following the Termination Date, Executive (and Executive’s dependents if applicable) with the same level of accident, disability, life insurance and any other similar welfare benefits in place as of the Termination Date, in each case, upon substantially the same terms and conditions (including contributions required by Executive for such benefits) as existed immediately prior to Executive’s Termination Date (or, if more favorable to Executive, as such benefits and terms and conditions existed immediately prior to the date of the Change of Control); provided that, if Executive cannot continue to participate in the Company’s plans providing such benefits, the

Company shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. Notwithstanding the foregoing, in the event Executive becomes employed with another employer and becomes eligible to receive welfare benefits from such employer, the welfare benefits described herein shall be secondary to such benefits during the period of Executive’s eligibility, but only to the extent that the Company reimburses Executive for any increased cost and provides any additional benefits necessary to give Executive the benefits provided hereunder.

(e) Equity Awards. Executive shall be entitled to the following:

(i) The vesting and, if applicable, exercisability of all outstanding equity awards held by Executive, including, without limitation, all stock options, stock appreciation rights, restricted stock, phantom stock and stock value equivalent units, (collectively, the “Equity Awards”) shall be accelerated in full and all restrictions thereupon shall lapse, effective as of immediately prior to the Termination Date. Except as provided herein, Executive’s Equity Awards shall be otherwise subject to the applicable plan document and award agreement. To the extent Executive participates in the Payroll Stock Purchase Plan, such plan document shall govern the mechanism by which any existing election for payroll deductions is used to purchase stock after the Termination Date.

(ii) Provided that at the Termination Date, the Company’s common stock does not have a public market and continues to be traded through a Company internal market or equivalent, in exchange for (A) the cancellation of each of Executive’s options to purchase Company common stock and Company common stock and/or (B) the redemption by the Company of each of Executive’s phantom stock, stock appreciation rights, and stock value equivalent units (each to the extent not subject to Section 409A of the Code), the Company shall pay to Executive (and Executive’s dependents if applicable) an amount of cash equal to (I) the number of shares subject to Executive’s applicable equity award multiplied by (II) (x) the greater of (1) the price per share of Company common stock which was paid to stockholders in the Change of Control and (2) the price of Company common stock in effective immediately prior to the Termination Date less (y) (for Executive’s stock options only) the exercise price per share for such stock options. Such cash payment shall be made at the same time as the payments pursuant to Section 3(a) above.

(f) Withholding Taxes. The Company or successor in interest may withhold from all payments due to Executive (or his/her beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law, the Company or successor in interest is required to withhold therefrom:

4. Certain Reductions. Notwithstanding anything herein to the contrary, the Company shall reduce Executive’s severance benefits under this Agreement, in whole or in part, by any other severance benefits, pay in lieu of notice, or other similar benefits payable to Executive by the Company in connection with Executive’s termination, including but not limited to payments or benefits pursuant to (a) any applicable legal requirement, including, without limitation, the Worker Adjustment and Retraining Notification Act, or (b) any Company agreement, arrangement, policy, plan or practice relating to Executive’s termination of employment with the Company. The benefits provided under this Agreement are intended to satisfy, to the greatest extent possible, any and all statutory obligations that may arise out of Executive’s termination of employment during a Change of Control Period. Such reductions shall be applied on a retroactive basis, with severance benefits previously paid being recharacterized as payments pursuant to the Company’s statutory obligation.

5. Deemed Resignation. Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from all offices and directorships, if any, and then held with the Company or any of its affiliates, and, at the Company’s request, Executive shall execute such documents as are necessary or desirable to effectuate such resignations.

6. Other Terminations.

(a) If Executive’s service with the Company is terminated by the Company or by Executive for any or no reason other than as a Covered Termination during a Change of Control Period, then Executive shall not be entitled to any benefits hereunder other than accrued but unpaid salary, bonus, vacation and expense reimbursement in accordance with applicable law and to elect any continued healthcare coverage as may be required under COBRA or similar state law.

(b) If Executives’ status (e.g., as a named executive officer) within the Company changes such that the Executive no longer is in the status originally giving rise to the presentation of this Agreement to the Executive by the Chief Executive Officer (or by the Board, in the case of the CEO), and/or if the Executive no longer is an employee director on the Board, this Agreement may be terminated upon written notice from the Company of cancellation of the Agreement. The Compensation Committee of the Board must approve any cancellation of this Agreement that occurs under this Section 7(b). Notwithstanding the delivery of any such cancellation notice, however, this Agreement shall continue in effect until the end of the Change of Control Period if the Change of Control shall have occurred while the Agreement is effective or within six months following the termination date stated in the cancellation notice.

7. Limitation on Payments. Notwithstanding anything in this Agreement to the contrary, if any payment or distribution Executive would receive pursuant to this Agreement or otherwise (“Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall either be (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Executive on an after-tax basis, of the largest payment, notwithstanding that all or some portion the Payment may be taxable under Section 4999 of the Code. The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change of Control shall perform the foregoing calculations. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The accounting firm shall provide its calculations to the Company and Executive within fifteen (15) calendar days after the date on which Executive’s right to a Payment is triggered (if requested at that time by the Company or Executive) or such other time as reasonably requested by the Company or Executive. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Executive. Any reduction in payments and/or benefits pursuant to this Section 6 will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits payable to Executive.

8. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a) Board. “Board” means the Company’s board of directors.

(b) Cause. “Cause” means (i) a material breach by Executive of Executive’s duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is (A) demonstrably willful, continued and deliberate on Executive’s part, (B) committed in bad faith and without reasonable belief that such breach is in the best interests of the Company, or (C) a willful failure to follow the lawful and reasonable directions of the Board (in the case of the Chief Executive Officer) or the Executive’s supervisor (in the case of all others), that remain uncured five (5) business days following written notice by the Board or other supervisor, as the case may be, regarding such failure to Executive; or Executive’s conviction of, or plea of nolo contendere to, a felony involving willful misconduct which is materially and demonstrably injurious to the Company.

For purposes of clause (i)(B), any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company.

“Cause” shall not exist unless and until the Company has delivered to Executive a copy of a resolution duly adopted by three-quarters (3/4) of the entire Board at a meeting of the Board called and held for such purpose (after thirty (30) calendar days’ notice to Executive and an opportunity for Executive, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board an event set forth in clause (i) or (ii) above has occurred and specifying the particulars thereof in detail. The Company must first notify Executive of any event believed to constitute Cause within thirty (30) calendar days following the Company’s knowledge of its existence or such event shall not constitute “Cause” under this Agreement.

(c) Change of Control. “Change of Control” of the Company means the occurrence of any one of the following events:

(i) Any one person, or persons acting as a Group, directly or indirectly, acquires ownership of stock of the Company that, together with stock held by such person or Group, constitutes more than 50% of the total fair value of Company stock. However, if any one person, or persons acting as a Group, owns more than 50% of the total fair value of Company stock, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the Company (or to cause a change in the effective control of the Company);

(ii) There is a change in the effective control of the Company. A change in the effective control of CH2M HILL occurs on the date that either: (A) any one person, or persons acting as a Group, directly or indirectly, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company that represents 30% or more of the total voting power of Company stock; or (B) a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election;

(iii) Any one person, or persons acting as a Group, directly or indirectly, acquires ownership of all or substantially all of the assets of the Company; or

(iv) The stockholders of the Company approve a plan of liquidation or dissolution of the Company and such transaction is consummated.

For purposes of the definition in this section, “Group” shall mean “group” as within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended; provided, however, that persons will not be considered to be acting as a Group solely because they purchased stock of the Company at the same time, or as a result of the same public offering. Persons will be considered to be acting as a Group with any entity in which they own equity and with each other if such entity enters into a merger, consolidation, purchase or acquisition of stock, purchase or acquisition of all or substantially all assets, or similar business transaction with the Company.

Notwithstanding anything in this Agreement to the contrary, if Executive experiences a Covered Termination prior to a Change of Control, and Executive reasonably demonstrates that such termination was at the request or suggestion of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change of Control and a Change of Control involving such third party occurs, then for all purposes of this Agreement, the date of a Change of Control shall mean the date immediately prior to the date of such Covered Termination.

(d) Change of Control Period. “Change of Control Period” means the period of time commencing on a Change of Control and ending two (2) years following the Change of Control.

(e) Covered Termination. “Covered Termination” means the termination of Executive’s employment by the Company other than for Cause or by Executive for Good Reason, in each case that, to the extent necessary, constitutes a “Separation from Service” (as defined below).

(f) Good Reason. “Good Reason” means, without Executive’s express written consent, the occurrence of any of the following after a Change of Control: (i) the assignment to Executive of any duties or responsibilities inconsistent in any material adverse respect with Executive’s position(s), duties, responsibilities or status immediately prior to such Change of Control (including any diminution of such duties or responsibilities); (ii) a material adverse change in Executive’s reporting responsibilities, titles or offices with the Company as in effect immediately prior to such Change of Control; (iii) any material reduction by the Company in Executive’s total compensation package, including any material adverse change in the annual salary, the incentive bonus ranges and targets, or the timing of payment of same as compared to the compensation package in effect immediately prior to such Change of Control; (iv) any requirement of the Company that Executive: (A) be based anywhere more than twenty-five (25) miles from the facility where Executive is located at the time of the Change of Control, or (B) travel on the Company’s business to an extent substantially greater than the travel obligations of Executive immediately prior to such Change of Control; (v) the failure of the Company to continue in effect any employee benefit and fringe benefit plans and policies or deferred compensation plans in which Executive is participating immediately prior to such Change of Control, unless Executive is permitted to participate in other plans providing Executive with substantially comparable benefits; (vi) the taking of any action by the Company which would adversely affect Executive’s prior participation in or reduce Executive’s accrued benefits under any employee benefit and fringe plans or deferred compensation plans in which Executive is participating immediately prior to such Change of Control; (vii) the failure of the Company to provide Executive and Executive’s dependents welfare benefits that are substantially comparable to the benefits available to them immediately prior to such Change of Control at a substantially comparable cost to Executive; (viii) the failure of the Company to provide Executive with paid vacation at levels in effect for Executive immediately prior to such Change of Control or as the same may be increased from time to time thereafter; (ix) a material negative change in the office or offices, personal secretarial and other assistance, provided to Executive compared to the most favorable of the foregoing provided to the Executive by the Company at any time during the 120-day period immediately preceding the Change of Control or, if more favorable to the Executive, as provided generally at any time thereafter with respect to other peer executives of the Company; or (x) the failure of the Company to assign and obtain the assumption of this Agreement from any successor.

(g) Notwithstanding the foregoing, in no event shall Executive have “Good Reason” unless (i) the Executive provides the Company written notice describing the event or condition giving rise to Good Reason within thirty (30) days after Executive initially has knowledge of the occurrence of such event or condition, (ii) such event or condition is not cured by the Company within thirty (30) days after the Company’s receipt of such notice, and (iii) Executive terminates employment no later than two (2) years from the date Executive initially has knowledge of the occurrence of such event or condition.

(h) Termination Date. “Termination Date” means the date Executive experiences a Covered Termination during a Change of Control Period.

9. Successors.

(a) Company’s Successors. Except as set forth above, any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section 9(a) or which becomes bound by the terms of this Agreement by operation of law.

(b) Executive’s Successors. The terms of this Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

10. Notices. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or one day following mailing via Federal Express or similar overnight courier service. In the case of Executive, mailed notices shall be addressed to Executive at Executive’s home address that the Company has on file for Executive. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Chief Executive Officer (or the Board, in the case of the CEO).

11. Obligations of Executive.

(a) Confidentiality. Executive hereby expressly confirms Executive’s continuing obligations to the Company pursuant to Executive’s signed Executive Confidential Information & Non-Solicitation Agreement with the Company (the “Confidential Information Agreement“).

(b) Non-Disparagement. Executive agrees that Executive shall not disparage, criticize or defame the Company, its affiliates and their respective affiliates, directors, officers, agents, partners, stockholders or employees, either publicly or privately. The Company agrees that it shall not disparage, criticize or defame Executive, either publicly or privately, but the Company shall not be responsible in this regard for any verbal or written statements or comments made by any person(s) other than its officers who receive Change of Control Agreements and its members of the Board, and the Company shall not be responsible in this regard for any verbal or written statements or comments made by any of these aforementioned individuals following the individual’s departure, retirement, separation, or termination of employment with, or membership on the Board of, the Company. The Company shall instruct its officers who receive Change of Control Agreements and members of its Board on this obligation. Nothing in this Section 11(b) shall have application to any evidence or testimony required by any court, arbitrator or government agency.

(c) Continuing Employment. Executive agrees that in the event of any threat or occurrence of or negotiation or other action that could reasonably lead to, or create the possibility of a Change of Control, Executive shall not voluntarily leave the employ of the Company without Good Reason for a period of thirty (30) calendar days following the Change of Control unless the Company specifically agrees otherwise

(d) Assistance with Transition. Executive agrees that in the event of the resignation from the Company by Executive voluntarily other than for Good Reason, Executive shall act diligently to assist the Company with transition of Executive’s responsibilities to another executive designated by the Company. Such assistance obligation shall not extend beyond thirty (30) calendar days after the Termination Date and shall be limited in scope to tasks and consultations necessary for orderly transition and shall not unduly burden Executive or interfere in any way whatsoever in Executive’s pursuits of alternative employment. All expenses of Executive related to such assistance shall be promptly reimbursed by the Company.

(e) Non-Competition and Other Restrictive Covenants. All restrictive covenants outlined in this Section 11(e) may be waived by the Company (its Chief Executive Officer or her/his designee, or, in the absence of either, by the Board), in the case of all participants other than the Chief Executive Officer, or by the Board, in the case of the Chief Executive Officer, at its discretion.

(i) Legitimate Business Interests. Executive acknowledges that the Company and its affiliates have Legitimate Business Interests which the Company seeks to protect by the restrictive covenants set forth in this Section 11(e). For purposes of this Agreement, “Legitimate Business Interests” means the Company’s interests in (A) protecting its proprietary, confidential, and/or trade secret information, including but not limited to client and customer strategies and business plans, client pursuits, general business operations, business processes, margins, multiplier, cost, labor rates, profits, pricing, estimating practices, fee projections, insurance, bonding, contracts, bids, proposals, plans, specifications, drawings, technical processes, products, and research and development, (B) protecting its goodwill associated with client and customer relationships, and (C) preventing unfair competition with it based on Executive’s use or knowledge of proprietary, confidential, and/or trade secret information of the Company.

(ii) Restricted Period. The restrictive covenants set forth in this Section 11(e) shall apply during the period commencing on the Effective Date and ending on the later of (A) the first anniversary of the Termination Date or (B) solely if Executive is a participant in the Supplemental Executive Retirement and Retention Plan as of the Termination Date, the second anniversary of the Termination Date (such period, the “Restricted Period”).

(iii) Restricted Area. Executive acknowledges that the Company’s business is intended to be and is global, and agrees that any of Executive’s activities anywhere in the world in violation of the restrictive covenants contained herein would unfairly damage the Company and its Legitimate Business Interests. Therefore, the restrictive covenants contained in this Agreement shall apply and be effective throughout the world (the “Restricted Area”).

(iv) Covenant Not to Compete. During the Restricted Period and within the Restricted Area, Executive shall not directly or indirectly, individually or in combination with others, compete with the Company as an employee, officer, director, independent contractor, consultant, agent, venturer, partner, member, or other beneficial holder of any interest in any Company Competitor (as defined below). Notwithstanding the foregoing, nothing herein shall prevent Executive from owning or purchasing stock of a Company Competitor on the open market, either directly or through the ownership of mutual funds or other investment vehicle, as long as Executive does not directly or indirectly own more than 0.1% (in the aggregate) of such Company Competitor. For purposes of this Agreement, the term “Company Competitor” means any engineering, program management, or construction company engaged in any activities or businesses similar in material respects to the Company’s business and/or listed among the top 25 companies on any ENR (Engineering News Record) list of top industry leaders (for a year in question), where the Company is listed in the top 25 companies on the list.

(v) Waiver of Non-Compete Restriction. At any time, Executive may seek a waiver of Executive’s obligations under the covenant not to compete outlined in Section 11(e)(iv) above by discussing any proposed activity with the Company’s Chief Executive Officer (or the Board for the Company’s Chief Executive Officer) or her/his designee, or in the absence of either with the Board. The Chief Executive Officer or the Board, as applicable, shall determine in its sole discretion whether the potential engagement is competitively harmful to the Company and may waive in its sole discretion the covenant not to compete obligations outlined in Section 11(e)(iv) above.

(vi) Covenant Against Interference with Client Relations. During the Restricted Period and within the Restricted Area, Executive shall not interfere in any manner with any Company relationships with its clients or prospective clients. Activities prohibited hereunder shall include, but are not limited to, the Executive’s request, suggestion, advice, recommendation, solicitation, or other actions or attempts to induce or influence a client or a prospective Client to (A) withdraw from, curtail, or cease discussions with the Company about project or business opportunities; (B) cancel, breach, terminate, or otherwise fail to go forward with any contract or business relation with the Company; or (C) do business within the scope of Company business with any person or entities other than the Company.

(vii) Covenant Against Interference with Employment Relations. During the Restricted Period and within the Restricted Area, Executive shall not interfere in any manner with any Company relations with any person who, to the knowledge of Executive, is employed by or otherwise in the service of the Company or its affiliates during the Restricted Period or in the previous twelve (12) months. Activities prohibited hereunder shall include, but are not limited to, Executive’s (A) request, suggestion, advice, recommendation, solicitation, or other actions or attempts to induce or influence an employee or other person to leave employment or the service of any the Company or its affiliates or (B) identification of any persons so engaged by the Company as a target of recruiting activities by others.

(viii) Covenant Regarding Corporate Opportunities. During the Restricted Period, Executive shall promptly refer to the Company any information or inquiry Executive receives or is aware of concerning any opportunity involving or relating to Company business anywhere in the Restricted Area, and shall not refer such inquiry or information to any other person or entity. In the event that the Company is not interested in pursuing such an opportunity, Executive shall be free to pursue such opportunities directly or advise others about such opportunities, provided Executive advises the Chief Executive Officer (or the Board, in the case of the Chief Executive Officer) of Executive’s intention to do so.

(ix) Nondisclosure Covenant. During the Restricted Period, Executive shall not, without the prior written consent of the Chief Executive Officer (or the Board, in the case of the Chief Executive Officer), use or exploit for any purpose not related to Executive’s activities on behalf of the Company, or disclose to any person or entity other than an employee, officer or director of the Company (with a need-to-know and to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of Executive’s duties) any Confidential Information (as defined below and in the Confidential Information Agreement) of the Company. In the event that Executive is called upon to disclose Confidential Information in connection with any judicial or administrative proceeding or inquiry, Executive shall (unless prohibited from doing so by law) immediately inform the Company of the proceeding and the potential disclosure of Confidential Information, and shall cooperate with the Company fully to obtain a protective order (or similar protection mechanism) to the extent possible. In the event of any action or proceeding between Executive and the Company, in which disclosure of Confidential Information may be necessary or appropriate, Executive shall limit such disclosure to that which is absolutely necessary and shall cooperate with the Company in obtaining an order to protect the Confidential Information from public disclosure. The Company shall be responsible for any reasonable fees and costs incurred in seeking and obtaining such protective orders.

For purposes of this Agreement, “Confidential Information” means information about Company, its companies and business, employees, and clients that is not generally available outside the confines of the Company, and (1) is identified or treated by the Company as confidential, proprietary or trade-secret, or (2) in the Company’s discretion is competitively sensitive and the disclosure of it would have a detrimental effect on the Company and/or unfairly disadvantage the Company in the marketplace. For purpose of this Agreement, Confidential Information shall also have such meaning as set forth in the Confidential Information Agreement.

(x) Severability and Reformation of Restrictive Covenants. In entering into this Agreement and restrictive covenants herein contained, it is the intent of both parties to comply with the requirements of Colorado law in all material respects and for the restrictive covenants to be fully enforceable under Colorado law. If any restraint contained herein is deemed by a court of competent jurisdiction to be unreasonable in scope, duration, activities restricted, or otherwise, the parties hereby authorize and request the court to modify the restraint to the minimum extent necessary, while also preserving this Agreement and restrictive covenants to the maximum extent permitted by law.

(xi) Remedies. The parties hereto agree that the restrictive covenants contained in this Agreement are material terms of this Agreement, without which the Company would not have entered into this Agreement. Therefore, the parties agree that any material breach of any such covenant shall discontinue any obligation by the Company to provide any further consideration as provided in this Agreement. The parties further agree that the Executive’s material breach of any covenant contained in this Agreement would result in substantial damage to the Company that would be difficult or impossible to ascertain or quantify. Executive therefore agrees that in the event of any breach or threatened breach of the restrictive covenants, the Company and/or any of its affiliates shall have the right to enforce the provisions of this Agreement by any appropriate and effective legal and/or equitable remedy.

12. Dispute Resolution. To ensure the timely and economical resolution of disputes that arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, Executive’s employment, or the termination of Executive’s employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration in Arapahoe County, Colorado through Judicial Arbitration & Mediation Services/Endispute (“JAMS”) in conformity with the then-existing JAMS employment arbitration rules and Colorado law. By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, Executive and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

13. Miscellaneous Provisions.

(a) Section 409A.

(i) Separation from Service. Notwithstanding any provision to the contrary in this Agreement, no amount deemed deferred compensation subject to Section 409A of the Code shall be payable pursuant to Section 3 above unless Executive’s termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder (“Separation from Service”) and, except as provided under Section 13(a)(ii) of this Agreement, any such amount shall not be paid, or in the case of installments, commence payment, until the sixtieth (60th) day following Executive’s Separation from Service. Any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the sixtieth (60th) day following Executive’s Separation from Service and the remaining payments shall be made as provided in this Agreement.

(ii) Specified Employee. Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed at the time of separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (A) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service or (B) the date of Executive’s death. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Section 13(a)(ii) shall be paid in a lump sum to Executive, and any remaining payments due under this Agreement shall be paid as otherwise provided herein.

(iii) Expense Reimbursements. To the extent that any reimbursements payable pursuant to this Agreement are subject to the provisions of Section 409A of the Code, any such reimbursements payable to Executive pursuant to this Agreement shall be paid to Executive no later than December 31st of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and Executive’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(iv) Installments. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment.

(b) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by the Chief Executive Officer (or the Board, in the case of the Chief Executive Officer). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Whole Agreement. This Agreement and the Confidential Information Agreement represent the entire understanding of the parties hereto with respect to the terms and conditions of separation benefits to be provided in respect of terminations of employment that occur during a Change of Control Period and supersede all prior promises, arrangements and understandings regarding same (including any prior change of control agreements), whether written or oral, including, without limitation, any benefits provided in respect of terminations of employment that occur during a Change of Control Period in Executive’s change of control agreement, offer letter agreement, employment agreement and/or stock option agreement or as previously approved by the Board.

(d) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Colorado without giving effect to the conflicts of laws principles thereof.

(e) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(Signature page follows)

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

CH2M HILL COMPANIES, LTD.

By:	/s/ John Madia

Title:	EVP and CHRO

Date:	October 5, 2015

EXECUTIVE

/s/ Lisa Glatch
Lisa Glatch

Date: October 1, 2015

Signature Page to Change of Control Severance Agreement